Form 20-F
period 2007-12-31
HOLMES FINANCING NO 8 PLC
filed 2008-04-14
CIK 1276727

As filed with the Securities and Exchange Commission on April 14, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

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

Chris Fielding

Abbey National plc

Abbey National House

2 Triton Square

Regent’s Place

London NW1 3AN

United Kingdom

Tel +44 870 607 6000

Fax +44 20 7756 5862

(Name, Telephone, Email and/or Facsimile number and Address of Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered
$500,000,000 Series 4 Class A2 Asset Backed Floating Rate Notes (1)	None
£270,665,295 Series 4A2 Term AAA Advance (2)	None
Funding Interest in the Mortgages Trust (3)	None

(1) Holmes Financing (No. 8) PLC is the registrant for the Series 4 Class A2 Issuer Notes.

(2) Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 8) PLC. The Term Advances are the primary source of payments on the Series 4 Class A2 Issuer Notes.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

Page

Presentation of Information	1
Forward Looking Statements	1
Incorporation of Certain Documents by Reference	2

PART I

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	46
Item 14.	Material Modifications to the Rights of Security Holders	46
Item 15.	Controls and Procedures	46
Item 16A.	Audit Committee Financial Expert	47
Item 16B.	Code of Ethics	47
Item 16C.	Principal Accountant Fees and Services	47
Item 16D.	Exemptions from the Listing Standards for Audit Committees	47
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	47

PART III

Item 17.	Financial Statements	47
Item 18.	Financial Statements	47
Item 19.	Exhibits	47

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

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements. All statements regarding results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; product development efforts; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

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

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Each of the Issuer, Funding and Trustees incorporates by reference certain of its periodic filings on Form 6-K, which contain information relating to the securities relevant to the holders of the Issuer Notes.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable to annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable to annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Information

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2006 to January 8, 2007.
•	Periodic Report for the period from January 9, 2007 to February 8, 2007.
•	Periodic Report for the period from February 9, 2007 to March 8, 2007.
•	Periodic Report for the period from March 9, 2007 to April 10, 2007.
•	Periodic Report for the period from April 11, 2007 to May 8, 2007.
•	Periodic Report for the period from May 9, 2007 to June 8, 2007.
•	Periodic Report for the period from June 9, 2007 to July 9, 2007.
•	Periodic Report for the period from July 10, 2007 to August 8, 2007.
•	Periodic Report for the period from August 9, 2007 to September 10, 2007.
•	Periodic Report for the period from September 11, 2007 to October 8, 2007.
•	Periodic Report for the period from October 9, 2007 to November 8, 2007.
•	Periodic Report for the period from November 9, 2007 to December 10, 2007.
•	Periodic Report for the period from December 11, 2007 to January 8, 2008.

The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2007.

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

Lack of liquidity in the secondary market may adversely affect the market value of your notes

The secondary mortgage markets are currently experiencing severe disruptions resulting from reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. As a result, the secondary market for mortgage-backed securities is experiencing extremely limited liquidity. These conditions may continue or worsen in the future. Limited liquidity in the secondary market for mortgage-backed securities has had a severe adverse effect on the market value of mortgage-backed securities. Limited liquidity in the secondary market may continue to have a severe adverse effect on the market value of mortgage-backed securities, especially those securities that are more sensitive to prepayment, credit or interest rate risk and those securities that have been structured to meet the investment requirements of limited categories of investors. Consequently, you may not be able to sell your notes readily at the time of their issuance. The market values of the notes may fluctuate.

Any of these fluctuations may be significant and could result in significant losses to you. In addition, the forced sale into the market of mortgage-backed securities held by structured investment vehicles, hedge funds, issuers of collateralised debt obligations and other similar entities that are currently experiencing funding difficulties could adversely affect your ability to sell, and/or the price you receive for, your notes in the secondary market.

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

6

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

The Series 4 Class A2 Issuer Notes may be subject to risk if the trust property deteriorates

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

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

Investors will pay for the series 4 class A2 Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 4 class A2 Issuer Notes with the issuer dollar currency swap providers.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest only loan, which may adversely affect repayments on the Issuer Notes

Each loan in the current portfolio is repayable either on a principal repayment basis or an interest only basis. Of the loans in the portfolio as at 8 February 2008, approximately 32 per cent were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term. However, the seller does not take security over such repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over such life policies.

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

Any credit agreement intended to be a regulated mortgage contract under FSMA might instead be wholly or partly regulated by the Consumer Credit Act 1974 (“CCA”) or treated as such or unregulated by the CCA, and any credit agreement intended to be regulated by the CCA or unregulated by the CCA might instead be a regulated mortgage contract under FSMA, because of technical rules on: (a) determining whether the credit agreement or any part of it falls within the definition of “regulated mortgage contract” and (b) changes to credit agreements.

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

If a significant number of borrowers attempt to set off claims for damage based on contravention of an FSA rule against the amount owing by the borrower under a loan, there could be a material decrease in receipts to the Issuer from the mortgages trust

The FSA Mortgages and Home Finance: Conduct of Business Sourcebook (“MCOB”), sets out its rules for firms that carry on home finance activities which applies to regulated mortgage contracts, home purchase plans and home reversion plans. These rules cover, among other things, certain pre-origination matters such as financial promotion and pre-application illustrations, pre-contract and start-of-contract and post-contract disclosure, contract changes, charges, and arrears and repossessions. FSA rules for prudential and authorization requirements for mortgage firms and for extending the appointed representatives regime to mortgages, came into force on 31 October 2004.

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

So as to avoid dual regulation, it is intended that regulated mortgage contracts will not be regulated by the CCA. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a regulated mortgage contract. In November 2007, HM Treasury and the Department for Business, Enterprise and Regulatory Reform (“DBERR”), formerly the Department of Trade and Industry, published a joint consultation on additional clarification on the question of dual regulation. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage (including, in Scotland, a standard security) securing a regulated mortgage contract to the extent that it would, apart from this exemption, be regulated by the CCA or be treated as such.

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

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the consumer credit and mortgage markets in the United Kingdom, except to the extent of the regulation of the market by the FSA under FSMA. If the OFT considers that a licence-holder is no longer fit to hold its licence, the OFT may commence formal proceedings for the revocation of the licence. In the event of such revocation the former licence-holder would no longer be permitted to carry on activities licensable under the CCA.

A credit agreement is regulated by the CCA where: (a) the borrower is or includes an "individual" (as defined in the CCA); (b) if the credit agreement is made before the financial limit is as described below removed the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1 May 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement as defined in the CCA.

Any credit agreement that is wholly or partly regulated by the CCA or treated as such has to comply with the requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA or treated as such, it is unenforceable against the borrower: (a) without an order of the OFT, if the lender or any broker does not hold the required licence at the relevant time; (b) totally, if the credit agreement is made before 6 April 2007 and if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a “prescribed term” or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability by the lender.

There is a risk that any credit agreement intended to be a regulated mortgage contract under FSMA or unregulated under FSMA might instead be wholly or partly regulated by the CCA or treated as such because of technical rules on: (a) determining whether any credit under the CCA arises, or (where applicable) whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and (c) changes to credit agreements.

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

The Consumer Credit Act 2006 (the “CCA 2006”) received the Royal Assent on 30 March 2006. As and when implemented, the CCA 2006 updates and augments the CCA.

The "Extortionate Credit" regime has been replaced by the "Unfair Relationship" test. The new test applies to credit agreements made on or after 6 April 2007, and will apply retrospectively to existing credit agreements on and after 6 April 2008. The new test explicitly imposes liability on the originator (and any assignee) to repay the borrower. In applying the new unfair relationship test, the courts will be able to consider a wider range of circumstances surrounding the transaction, including the creditor's conduct before and after making the agreement. There is no statutory definition of the word "Unfair" as the intention is for the test to be flexible and subject to judicial discretion. However the word "Unfair" is not an unfamiliar term in United Kingdom law due to the Unfair Contract Terms Act 1977 and the Unfair Terms in Consumer Contracts Regulations 1999 (SI 1999/2083). The courts may, but are not obliged to, look solely to the CCA 2006 for guidance. The FSA principles may also be relevant and apply to the way contract terms are used in practice and not just the way they are drafted. Once the debtor alleges that an unfair relationship exists, the burden of proof is on the creditor to prove the contrary.

An alternative dispute resolution scheme for consumer credit matters is to be run by the Ombudsman. The scheme is mandatory for all businesses licensed under the CCA. The CCA 2006 also introduces an Independent Consumer Appeals Tribunal.

The financial limit of £25,000 for CCA regulation for credit agreements is expected to be removed for credit agreements made on or after 6 April 2008, except retaining the financial limit in relation to businesses and high net worth individuals; credit agreements in respect of buy-to-let loans are, subject to consultation, intended to be effectively excluded from CCA regulation.

The OFT is given far broader powers under the CCA 2006: for instance they can apply civil penalties, have far greater powers of investigation and can issue indefinite standard licences. The CCA 2006 obliges creditors to comply with more stringent information requirements. From 1 October 2008, lenders will be obliged to give customers clearer and more regular information on their credit accounts.

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

Under distance marketing regulations, some of the loans may be cancellable, which may have an adverse effect on the Issuer’s ability to make payments on the Issuer Notes

In the United Kingdom, the Financial Services (Distance Marketing) Regulations 2004 apply, among other things, to credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A regulated mortgage contract under FSMA, if originated by a UK lender from an establishment in the United Kingdom, will not be cancellable under these regulations. Certain other credit agreements will be cancellable under these regulations, if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancellable under these regulations, the borrower may send notice of cancellation at any time before the end of the 14th day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

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

Under concordats agreed between the FSA and the OFT, responsibility for the enforcement of the UTCCR in mortgage agreements was agreed to be allocated by them, normally, to the FSA in relation to regulated mortgage contracts (in respect of the activities of firms authorised by the FSA) and to the OFT in relation to other mortgage contracts. It should be noted that in the context of the OFT's investigation into credit card default charges, the OFT on 5 April 2006 publicly announced that the principles the OFT considers should be applied in assessing the fairness of credit card default charges should apply (or are likely to apply) to analogous default charges in other agreements, including those for mortgages. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, which is relevant to firms authorized and regulated by the FSA in relation to products and services within the FSA's regulatory scope. This statement considers, among other things, borrowers who are locked in, for example by an early repayment charge that is considered to be a penalty. This statement provides that, for locked-in borrowers, a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised. In January 2007, the FSA issued a statement of good practice on mortgage exit administration fees, which provides that the lender should ensure that the fee represents in fact the cost of the lender's administration services on the borrower's exit.

In July 2007, the FSA published the Unfair Contract Terms Regulatory Guide which is designed to explain the FSA's policy on how it will use its powers under the 1999 Regulations.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the Unfair Contract Terms Act 1977 and the 1999 Regulations into a single piece of legislation and a final report, together with a draft bill on unfair terms, was published in February 2005. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that (a) a consumer may also challenge a negotiated term in an agreement on the basis that it is "unfair" and "unreasonable" within the legislation and therefore not binding on the consumer; and (b) in any challenge by a consumer (but not by the OFT or a qualifying body) of a standard term or a negotiated term, the burden of proof lies on the business to show that the term is fair and reasonable. It is too early to tell how the proposals, if enacted, would affect the loans.

No assurance can be given that changes in the 1999 Regulations, if enacted, or changes to guidance on interest variation terms, if adopted, will not have a material adverse effect on the seller, the Issuer, the mortgages trustee, Funding and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Issuer notes when due.

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

Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes

As explained in “Item 10.E. – Taxation – United Kingdom Taxation”, UK resident companies such as Funding and the Issuer will generally be subject to UK corporation tax, on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses. If the tax payable by Funding or the Issuer is greater than expected because, for example, non-deductible expenses or losses are greater than expected, the funds available to make payments on the Issuer Notes will be reduced and this may adversely affect the Issuer’s ability to make payments on the Issuer Notes.

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

The stated policy of H.M. Revenue & Customs is that the tax neutrality of securitisation special purpose companies in general should not be disrupted as a result of the transition to IFRS or new UK GAAP. The Finance Act 2005 enables regulations to be made to establish a permanent regime for the taxation of such companies, and regulations were made pursuant to this on 11 December 2006. Under the regulations, the interim regime described above is replaced for periods of account beginning on or after 1 January 2007 by a permanent regime of specific rules for securitisation companies (as defined for the purposes of the regulations), which will, broadly, be taxed by reference to their "Retained Profit". Companies, such as the Issuer and Funding, that previously fell within the interim regime and which qualify for the permanent regime are required under the regulations to elect irrevocably into the permanent regime within 18 months of the end of the company's first accounting period beginning after 31 December 2006.

Proposed European Directive on consumer credit and mortgage credit may adversely affect the loans and payments on the Issuer notes as and when implemented

A proposed consumer credit Directive which completed its second reading in the European Parliament in January 2008, provides that (subject to certain conditions) loans not exceeding Euro 75,000 will be regulated, but loans secured by a land mortgage will be excluded from the proposed Directive. As and when adopted, member states will have two years in which to bring national implementing legislation into force. In December 2007, the European Commission published a White Paper on mortgage credit setting out its view that it is too early to decide on whether a Directive regulating mortgage credit would be appropriate.

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

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the Issuer Notes and the ratings which are to be assigned to the notes are based on the relevant law and administrative practice in effect as at the date hereof, and having regard to the expected tax treatment of all relevant entities under such law and practice. No assurance can be given as to the impact of any possible change to the law (including any change in regulation which may occur without a change in primary legislation), administrative practice or tax treatment after the date of this document nor can any assurance be given as to whether any such change would adversely affect the ability of the Issuer to make payments under the notes.

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

Implementation of the New Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk-weighting of the Issuer Notes

Following the issue of proposals from the Basel Committee on Banking Supervision for reform of the 1988 Capital Accord, a framework has been developed which places enhanced emphasis on market discipline and sensitivity to risk. A comprehensive version of the text of the proposed framework was published in June 2006 under the title "International Convergence of Capital Measurement and Capital Standards: A Revised Framework (Comprehensive Version)” (the “Framework”). The Framework is being implemented in stages: the Basel II standard approach and the Foundation IRB approach for credit risk was implemented from 1 January 2007 and the most advanced Basel II IRB approach and the advanced measurement approached (AMA) for operational risks was introduced from 1 January 2008. However, the Framework is not self-implementing and, accordingly, implementation dates in participating countries are dependent on the relevant national implementation process in those countries. In the UK Basel II and the EU Capital Requirements Directive have been implemented through the Prudential Sourcebook for Banks, Building Societies and Investment Firms (BIPRU) and the Capital Requirements Regulations 2006 SI 2006/3221, although the most advanced approaches referred to above were only available from 1 January 2008. As and when implemented, the Framework could affect risk-weighting of the notes for investors who are subject to capital adequacy requirements that follow the Framework. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the application of the Framework and any relevant implementing measures (including in the EEA, the EU Capital Requirements Directive). Proposals and guidelines for implementing the Framework in certain participating jurisdictions are still in development and no predictions can be made as to the precise effects of potential changes to the notes, the Issuer, any investor or otherwise.

In the United States, the federal banking regulators have proposed to require about the 20 largest US banking organisations to use the most advanced approaches of Basel II; other US banks with sophisticated systems may voluntarily elect to adopt Basel II advanced approaches subject to regulatory approval. Most US banks initially would not be subject to Basel II and would continue to follow existing US risk-based capital rules with certain modifications to be determined (a proposal known as BASEL I-A.). The United States is not adopting Basel II's simpler approaches, as the existing US framework based on Basel I is not equivalent to Basel II. Implementation of Basel II in the United States is also targeted to begin on 1 January 2009, one year later than in Europe. This one year "gap" and other differences in the application or interpretation between the United States, the EU and other jurisdictions in which the Abbey group has operations could represent challenges for the bank in implementing Basel II.

As and when fully implemented, the Basel II Framework may affect the risk-based capital treatment of the Issuer notes for investors who are subject to bank capital adequacy requirements that follow the Basel II Framework. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the implementation of the Basel II Framework. Proposals and guidelines for implementing Basel II in certain participating jurisdictions are still in development, and no predictions can be made as to the precise effects of potential changes on the Abbey group, the Issuer notes or any investor.

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

Item 4A.                       Unresolved Staff Comments

None.

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

Issuer

Name	Business Address	Business Occupation
Martin McDermott	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust SP Services (London) Limited
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies
David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director, Banking, Abbey National plc
Ruth Samson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Solicitor
Sunil Masson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Alternate to Ruth Samson

Funding

Name	Business Address	Business Occupation
Martin McDermott	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust SP Services (London) Limited
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies
David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director, Banking, Abbey National plc

Ruth Samson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Solicitor
Mark Filer	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Ctive Director of Wilmington Trust Services (London) Limited
Sunil Masson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Alternate to Ruth Samson

Trustees

Name	Business Address	Business Occupation
Martin McDermott	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust SP Services (London) Limited
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies
David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director, Banking, Abbey National plc
Ruth Samson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Solicitor
Mark Filer	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust Services (London) Limited
Sunil Masson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Alternate to Ruth Samson

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

C. Interests of Experts and Counsel

Item 8.	Financial Information

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

Taxation of Funding, the Issuer and Trustees

As discussed in more detail below under “UK taxation of Funding and the Issuer”, Funding and the Issuer will generally be subject to UK corporation tax on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

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

Withholding tax

There will be no UK withholding tax in relation to interest payments on the Issuer Notes provided that, so far as concerns deduction by the Issuer or its paying agents, the Issuer Notes are listed (and remain so listed) on a “recognised stock exchange”, as defined in section 1005 of the Income Tax Act 2007 (“ITA 2007”). On the basis of H.M. Revenue & Customs’ published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in the UK will satisfy this requirement if they are listed by a competent authority in the UK and are admitted to trading on a recognised stock exchange in the UK. The London Stock Exchange is currently a recognised stock exchange for this purpose. ITA 2007 also provides that securities are treated as listed on a recognised stock exchange if (and only if) they are admitted to trading on that exchange and either they are included in the United Kingdom official list (within the meaning of Part 6 of the Financial Services and Markets Act 2000) or they are officially listed, in accordance with provisions corresponding to those generally applicable in European Economic Area states, in a country outside the United Kingdom in which there is a recognised stock exchange. It is understood that this new definition is not intended to alter the position described above in respect of securities that are listed and admitted to trading on a market of a stock exchange which was already designated as a recognised stock exchange before 21 March 2007 (such as the London

Stock Exchange). Noteholders should be aware that H.M. Revenue & Customs is able to obtain information about individual holders of the Issuer Notes to whom or, in certain circumstances, for whose benefit interest is paid. Information so obtained may, in certain circumstances, be exchanged by H.M. Revenue & Customs with the tax authorities of the jurisdiction in which the relevant noteholder is resident for tax purposes.

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

UK taxation of Funding and the Issuer

Funding and the Issuer will generally be subject to UK corporation tax on the profit reflected in their respective applicable profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on 31 December 2004 will not exceed 0.01 per cent of the Funding available revenue receipts. In respect of the Issuer, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on 31 December 2004 will not exceed 0.02 per cent of the interest on the issuer term advances under the issuer intercompany loan. Funding and the Issuer are each “securitisation companies” for the purposes of the Taxation of Securitisation Companies Regulations 2006 (the “2006 Regulations”), and each intends to elect into the 2006 Regulations. Assuming that each of Funding and the Issuer (a) elects into the 2006 Regulations within the specified time limits, and (b) continues to satisfy certain qualifying conditions in the 2006 Regulations, then (in respect of periods of account beginning on or after 1 January 2007) each of Funding and the Issuer will be subject to UK corporation tax only on their respective “retained profits”, as defined in the 2006 Regulations, rather than their respective accounting profits. A securitisation company’s “retained profit” is the amount required by the securitisation arrangements to be retained, made available to be retained, or designated as profits of that company. The comments made in this paragraph are subject to those set out in the risk factor “Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes”, in particular the section dealing with the temporary and permanent regimes that H.M. Revenue & Customs have established for securitisation companies as a consequence of the requirement for certain securitisation companies to comply with International Financial Reporting Standards (“IFRS”) (or new UK Financial Reporting Standards which reflect IFRS).

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

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 4 class A2 Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

This summary is based on the US tax laws, regulations, rulings and decisions in effect or available on the effective date of the registration statement. All of the foregoing are subject to change, and any change may apply retroactively and could affect the continued validity of this summary.

The Issuer suggests that US holders consult their own tax advisors as to the US federal income tax consequences of the purchase, ownership and disposition of the US Issuer Notes, as well as the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

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

Sales and Retirement. In general, a US holder of a US Issuer Note will have a basis in such Note equal to the cost of the US Issuer Note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the US Issuer Note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder’s tax basis in the US Issuer Note. Such gain or loss will be long-term capital gain or loss if the US holder has held the US Issuer Note for more than one year at the time of disposition. The total net amount of long-term capital gain recognized by an individual US holder before January 1, 2011, generally, will be taxed at preferential rates. The ability of US holders to offset capital losses against ordinary income is limited.

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the US Issuer Notes as ownership interests in the issuer series 4A2 term AAA advance between Funding and the Issuer (“related advance”) rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related advance, which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

If the issuer currency swap were not integrated with the related advance, then a US holder would calculate separately income and deductions from the issuer currency swap and income from the related advance. For most holders, the tax consequences of treating the issuer currency swap and related advances separately would be similar to the treatment if they were combined, but there could be differences. For example, income from the issuer currency swap may be sourced differently from income from the related advance and would be completed under an accured method. Individual taxpayers may be allowed deductions for payments made under the issuer currency swap only as a miscellaneous itemized deduction (which is allowed for regular tax purposes only subject to limitations and is not allowed for alternative minimum tax purposes). US holders may wish to consult their own tax advisors regarding the possible treatment of US Issuer Notes as debt of Funding, application of the integration rules, and the consequences of an inability to integrate the issuer currency swap and the related advance.

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

Not applicable.

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

•	Exhibit 10.1: Periodic Report for the period from December 6, 2006 to January 9, 2007 (incorporated by reference from the Form 6-K previously filed on February 1, 2007).
•	Exhibit 10.2: Periodic Report for the period from January 9, 2007 to February 8, 2007 (incorporated by reference from the Form 6-K previously filed on March 1, 2007).
•	Exhibit 10.3: Periodic Report for the period from February 9, 2007 to March 8, 2007 (incorporated by reference from the Form 6-K previously filed on March 30, 2007).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2007 to April 10, 2007 (incorporated by reference from the Form 6-K previously filed on April 30, 2007).
•	Exhibit 10.5: Periodic Report for the period from April 11, 2007 to May 8, 2007 (incorporated by reference from the Form 6-K previously filed on June 1, 2007).
•	Exhibit 10.6: Periodic Report for the period from May 9, 2007 to June 8, 2007 (incorporated by reference from the Form 6-K previously filed on June 22, 2007).
•	Exhibit 10.7: Periodic Report for the period from June 9, 2007 to July 10, 2007 (incorporated by reference from the Form 6-K previously filed on July 26, 2007).
•	Exhibit 10.8: Periodic Report for the period from July 10, 2007 to August 8, 2007 (incorporated by reference from the Form 6-K previously filed on September 16, 2007).
•	Exhibit 10.9: Periodic Report for the period from August 9, 2007 to September 10, 2007 (incorporated by reference from the Form 6-K previously filed on September 27, 2007).
•	Exhibit 10.10: Periodic Report for the period from September 11, 2007 to October 8, 2007 (incorporated by reference from the Form 6-K previously filed on October 29, 2007).
•	Exhibit 10.11: Periodic Report for the period from October 9, 2007 to November 8, 2007 (incorporated by reference from the Form 6-K previously filed on November 30, 2007).
•	Exhibit 10.12: Periodic Report for the period from November 9, 2007 to December 10, 2007 (incorporated by reference from the Form 6-K previously filed on January 2, 2008).
•	Exhibit 10.13: Periodic Report for the period from December 11, 2007 to January 8, 2008 (incorporated by reference from the Form 6-K previously filed on February 1, 2007).
•	Exhibit 10.14: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2007 (incorporated by reference from the Form 6-K previously filed on June 27, 2007).
•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.
•	Exhibit 15.1: Abbey National Plc: Annual Compliance Certificate
•	Exhibit 15.2: Attestation report of independent accountants.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES TRUSTEES LIMITED

By:	/s/ David Green
Name: David Green
Title: Director

HOLMES FUNDING LIMITED

By:	/s/ David Green
Name: David Green
Title: Director

HOLMES FINANCING (NO. 8) PLC

By:	/s/ David Green
Name: David Green
Title: Director

Dated: April 14, 2008

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

•	Exhibit 10.1: Periodic Report for the period from December 6, 2006 to January 9, 2007 (incorporated by reference from the Form 6-K previously filed on February 1, 2007).
•	Exhibit 10.2: Periodic Report for the period from January 9, 2007 to February 8, 2007 (incorporated by reference from the Form 6-K previously filed on March 1, 2007).
•	Exhibit 10.3: Periodic Report for the period from February 9, 2007 to March 8, 2007 (incorporated by reference from the Form 6-K previously filed on March 30, 2007).
•	Exhibit 10.4: Periodic Report for the period from March 9, 2007 to April 10, 2007 (incorporated by reference from the Form 6-K previously filed on April 30, 2007).
•	Exhibit 10.5: Periodic Report for the period from April 11, 2007 to May 8, 2007 (incorporated by reference from the Form 6-K previously filed on June 1, 2007).
•	Exhibit 10.6: Periodic Report for the period from May 9, 2007 to June 8, 2007 (incorporated by reference from the Form 6-K previously filed on June 22, 2007).
•	Exhibit 10.7: Periodic Report for the period from June 9, 2007 to July 10, 2007 (incorporated by reference from the Form 6-K previously filed on July 26, 2007).
•	Exhibit 10.8: Periodic Report for the period from July 10, 2007 to August 8, 2007 (incorporated by reference from the Form 6-K previously filed on September 16, 2007).
•	Exhibit 10.9: Periodic Report for the period from August 9, 2007 to September 10, 2007 (incorporated by reference from the Form 6-K previously filed on September 27, 2007).
•	Exhibit 10.10: Periodic Report for the period from September 11, 2007 to October 8, 2007 (incorporated by reference from the Form 6-K previously filed on October 29, 2007).
•	Exhibit 10.11: Periodic Report for the period from October 9, 2007 to November 8, 2007 (incorporated by reference from the Form 6-K previously filed on November 30, 2007).
•	Exhibit 10.12: Periodic Report for the period from November 9, 2007 to December 10, 2007 (incorporated by reference from the Form 6-K previously filed on January 2, 2008).
•	Exhibit 10.13: Periodic Report for the period from December 11, 2007 to January 8, 2008 (incorporated by reference from the Form 6-K previously filed on February 1, 2007)

•	Exhibit 10.14: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2007 (incorporated by reference from the Form 6-K previously filed on June 27, 2007).
•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.
•	Exhibit 15.1: Abbey National Plc: Annual Compliance Certificate
•	Exhibit 15.2: Attestation report of independent accountants.